Exhibit 99.6

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, July 22, 2009,
Patrice de Viviès Appointed Senior Vice President, Northern Europe,
Total Exploration & Production
Effective July 9, Patrice de Viviès has been appointed Senior Vice President, Northern Europe, Total Exploration & Production, succeeding Michel Contie.
Commenting this nomination, Yves-Louis Darricarrère, President, Total Exploration & Production, said: “Previously CEO of Total E&P Norge AS, Patrice de Viviès not only has a broad knowledge of the challenges specific to developing North Sea resources, but also in-depth familiarity with Exploration & Production disciplines at Total.”

Patrice de Viviès, 57, is a graduate of the Ecole Nationale Supérieure de Chimie de Paris chemical engineering school, the Ecole Supérieure des Sciences Economiques et Sociales (ESSEC) business school, and the Stanford Graduate School of Business.
Patrice de Viviès began his career at Total in the Exploration & Production branch in 1978. Between 1981 and 1987, he held positions in Jakarta and Tokyo successively. In 1987, he was appointed CEO of Total South Korea Services in Seoul and in 1990 was named CEO of New York-based Total American Services, the U.S. subsidiary responsible for representing Total and conducting its trading operations in the United States.
On his return to Paris in 1992, Mr. de Viviès joined the Strategy Department and was appointed President, Gas, Power & Alternative Energies in 1995. With the creation of TotalFinaElf, he was appointed Senior Vice President, Strategy & Gas activities in France and Chairman of Gaz du Sud-Ouest, with responsibility for renewable energies and coal operations in the Trading, Gas & Power business.
In 2002, Mr. de Viviès was appointed Gas Director at the Commission de la Régulation de l’Energie (CRE), France’s independent electricity and gas market regulator.
He rejoined Total in 2006, to hold the position of CEO of Total E&P Norge AS and Total’s country representative in Norway.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com